Exhibit 99.2

PENGROWTH ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON TUESDAY, MAY 11, 2010

To Our Unitholders:

The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Tuesday, May 11, 2010 in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, Canada, for the following purposes:

1.	to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2009 and the auditors’ report thereon;

2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider an ordinary resolution, the full text of which is set out in the Circular (as defined below), to: (i) approve amendments to the Trust’s security-based compensation arrangements to fix the maximum number of Trust Units reserved for issuance in connection therewith at five percent of the Trust Units issued and outstanding and to provide for consistent change of control provisions; and (ii) to approve the adoption of a new long term incentive plan, to be implemented upon the conversion of the Trust into a dividend paying corporation, as more particularly described in the Circular;

5.	to consider an extraordinary resolution, the full text of which is set out in the Circular, to approve and enact amended and restated by-laws of the Corporation;

6.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated March 31, 2010 (the “Circular”).

A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed April 6, 2010 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 31st day of March, 2010.

By Order Of The Board of Directors of Pengrowth Corporation, as administrator of the Trust

(signed) “Derek W. Evans”
President and Chief Executive Officer